Exhibit D-2

SUMMARY INFORMATION AND RECENT DEVELOPMENTS

 The information included in this section supplements the information about the State contained in the State’s Annual Report for 2016 on Form 18-K filed with the SEC on June 30, 2017, as amended from time to time (the “Annual Report for 2016”). To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2016, as amended from time to time, through the date hereof, the information in this section supersedes and replaces such information. Capitalized terms used but not defined in this section have the meanings ascribed to them in the Annual Report for 2016. This section is not complete and may not contain all the information that you should consider. You should read the entire Annual Report for 2016 and any supplement thereto carefully. Totals in certain tables may differ from the sum of the individual items in such tables due to rounding. Unless otherwise specified, amounts in NIS or US$ are presented in current prices without adjustment for inflation. Figures in this section are as of January 1, 2018, except as otherwise indicated.

Economic Developments

In August 2013, the Central Bureau of Statistics (“CBS”) adopted the United Nations System of National Accounts as revised in 2008 (“SNA 2008”) due to a number of major changes that affected the various data series with respect to values as well as percentages of change between periods. The data series beginning in 2006 was revised for the publication of the 2013 Statistical Abstract. The series from 1995 onwards was revised in August 2014. The revisions are in accordance with the changes to the SNA 2008, which has been accepted globally and includes changes in the measurement of the annual gross domestic product (“GDP”). Some of the main changes in the SNA 2008 applicable to Israel included: (i) recording research and development as fixed capital formation, (ii) measurement of income from financial intermediation, (iii) recording the Central Bank’s output, and (iv) recording products for further processing in the balance of payments. The process of fully implementing SNA 2008 in Israel will take several years and will be accompanied by additional adjustments to the Balance of Payments Manual 6 (“BPM6”) and the new international merchandise trade statistics guide. Further changes have been reflected in the classification of economic activities in Israel, as the classification is in accordance with the new International Standard Industrial Classification (“ISIC Rev4”). Moreover, there has been integration of the 2006 input-output tables that describe the relationships between various industries, as well as between the industries and the final uses (private consumption, general government consumption, fixed capital formation and exports).

These methodology changes resulted in a restatement of the growth rates for 1995 through 2012, as well as certain other indicators including the debt-to-GDP ratio and the budget deficit as a percentage of GDP. Therefore, any economic data deriving from such growth rates and/or GDP figures calculated according to the methodology in place prior to August 2013 may not be directly comparable to the data deriving from the growth rates and/or GDP figures calculated according to the new methodology implemented by the CBS.

The Israeli economy grew at a pace of 3.0% in 2017 according to the CBS preliminary estimates, a decrease compared to the growth rate of 4.0% in 2016, which was relatively high due to one-time factors in 2016, including a sharp increase in purchases of passenger cars at the end of 2016. The relatively high growth rate in 2016 followed growth rates of 2.6% in 2015 and 3.5% in 2014. The growth rates during 2014 and 2015 can be attributed to exogenous factors including the slowdown in economies around the world, which contributed to the slowdown in Israeli exports, the appreciation of the Israeli NIS during the first half of 2014, and Operation Protective Edge, which took place in July and August 2014 and weighed on the economy. In 2016, GDP increased by 4.5%, 5.4%, 4.2% and 4.7% in the first, second, third and fourth quarters, respectively, in each case compared to the previous quarter at an annualized rate. In the first quarter of 2017, the growth rate slowed to 0.9%, reflecting a sharp decrease in the number of passenger cars purchased in the first quarter of 2017 compared to the fourth quarter of 2016; in anticipation of a change in the tax on new cars that took effect in the beginning of 2017, there was an increase in car purchases in the second half of 2016. In the second quarter of 2017, the GDP growth rate increased to 2.6%, due in part to purchases of passenger cars returning to the purchase level that was recorded in the first quarter of 2016. The growth rate continued to increase in the third quarter of 2017 to 3.5%.

In 2016, the Government continued its debt-reduction policy, reducing Government debt as a percentage of GDP by 1.8% compared to 2015, to a level of 60.7% for 2016. Public debt (including local authorities’ debt) as a percentage of GDP continued its declining path, falling to a level of 62.4% at the end of 2016, a decline of 1.6% of GDP relative to 2015. After a deviation from the budget deficit target in 2012 (the actual budget deficit amounted to 3.9% of GDP during 2012 compared to a target of 2.0% of GDP), the actual budget deficit in 2013 was 3.1% of GDP, significantly below the deficit target of 4.3% of GDP. The downtrend of the deficit continued in 2014, as the deficit to GDP ratio amounted to 2.7%, which was below the 3.0% target. In 2015, tax revenues were higher than expected, and expenditures were lower than expected, leading to a 2.1% budget deficit for 2015. The budget deficit for 2016 was 2.1%, which was below the deficit target of 2.9% of GDP. As part of the budget and economic plan for fiscal years 2017 and 2018, which was approved by the Knesset on December 22, 2016, the Government set the budget deficit target at 2.9% of GDP for each year.

The inflation rate in 2016 was -0.2% at year-end, below the Bank of Israel’s target range of 1% to 3%. The consumer price index (“CPI”) increased between November 2016 and November 2017 by 0.3%. The NIS/USD exchange rate as of December 31, 2014 stood at 3.889, which represents a depreciation of 12.0% during 2014. The NIS/USD exchange rate as of December 31, 2015 was 3.902, a slight depreciation relative to December 31, 2014. The NIS/USD exchange rate as of December 30, 2016 was 3.845, an appreciation of 1.5% relative to December 31, 2015. The NIS/USD exchange rate as of December 29, 2017 stood at 3.467, representing a significant appreciation of approximately 9.8% relative to December 30, 2016.

During 2017, there was no change in Israel’s foreign currency credit rating from Standard & Poor’s (“S&P”), Fitch Ratings or Moody’s Investor Services. In August 2017, S&P updated Israel’s outlook from stable to positive.

Israel’s economy continues to be affected by current global economic conditions and the slow-growth climate in the global environment, particularly in Europe. Europe continues to face uncertainty as some “eurozone” countries face moderate to low growth and low inflation. The continued sluggish growth in the European Union (EU), which is one of Israel’s major trade partners, could have a material adverse impact on Israel’s balance of trade and thereby adversely affect Israel’s financial condition. Since late 2009, several “eurozone” governments, including Greece, Spain, Italy, Ireland, Portugal, France and Cyprus, have experienced rising national debt levels coupled with the downgrade of the credit ratings of their government debt. As a result of the sovereign debt crisis in Europe, there was significant price volatility in the secondary market for sovereign debt of European and other nations at the beginning of this decade. Additionally, speculation regarding the inability of Greece and other “eurozone” governments to pay their national debts remains uncertain, although these concerns have eased in recent years. Another global economic condition that has had a negative impact on the Israeli economy is the slowdown in key emerging economies, including China and Brazil, which has contributed to the slowdown in Israeli exports. The beginning of the retreat of the Board of Governors of the U.S. Federal Reserve System from its past accommodative monetary policy may also influence the Israeli economy.

Although Israel’s economy has sustained moderate rates of growth in recent years, there can be no assurance that Israel’s economy will continue to grow in a prolonged negative global economic climate.

Balance of Payments and Foreign Trade

Israel had a current account surplus of 3.8% of GDP in 2016. This current account surplus followed thirteen years of a positive surplus in the current account. The current account balance decreased steadily from the second half of 2010 through the first quarter of 2012. This decrease was partially attributable to the cessation of natural gas flowing from Egypt and the slowdown in the extraction of natural gas from Yam Tethis reservoir, the combined effect of which required Israel to import expensive alternative fuels during 2011 and 2012. The production of natural gas from the Tamar reservoir, which started in late March 2013, and the decline in fuel prices since the second half of 2012, contributed to an improvement in the current account balance since the second half of 2012 into 2013, 2014, 2015 and 2016. In the first half of 2014, the current account surplus was 4.8%. In the third quarter of 2014, a sharp decrease of the current account surplus was recorded, mainly due to the negative effects of Operation Protective Edge. In the fourth quarter of 2014, there was an improvement in the current account surplus, but the current account surplus remained lower than the levels recorded in the first half of 2014.

During the first three quarters of 2015, the upward trend in the current account surplus continued, as the current account surplus amounted to 3.6%, 5.1% and 6.1% of GDP in the first, second and third quarters, respectively. The third-quarter figure was the highest current account surplus recorded since 2007. In the fourth quarter of 2015, the current account surplus decreased to 4.9% of GDP, and a further decrease was recorded in the first quarter of 2016, reaching a level of 3.8%. In the second quarter of 2016, a slight improvement was recorded in the current account surplus, which increased to 4.0% of GDP, but in the third quarter the current account surplus decreased, amounting to 2.3% of GDP. In the fourth quarter of 2016, an improvement was recorded, as the current account surplus increased to 4.1% of GDP. For the year 2016, the current account surplus amounted to 3.8% of GDP, a decrease relative to 5.2% in 2015. In the first and second quarters of 2017, the current account surplus declined to 2.9% of GDP and 3.0% of GDP, respectively, and this downward trend continued in the third quarter of 2017, as the current account surplus declined to 2.4% of GDP.

After decreases in exports and imports of goods and services in 2015, exports and imports increased in 2016. As a result, Israeli net exports decreased from the high surplus of $9.0 billion in 2015 to a surplus of $6.6 billion in 2016. Compared to 2015, exports in real NIS terms recorded a growth rate of 2.5% in 2016, while imports increased by 9.4% in 2016. The decrease in Israeli exports of goods during 2016 (in U.S. dollars at current prices) was reflected in a decrease in exports to the United States (-2.9%), the EU (-1.9%), Asia (-11.8%) and other destinations (-4.7%). In 2016, the share of exports to the EU increased by 1.0% (from 25.1% in 2015 to 26.0% in 2016), the share of exports to the United States increased by 0.8% (from 28.3% in 2015 to 29.0% in 2016), and the share of exports to other destinations (excluding Asia) increased by 0.2% (from 19.0% in 2015 to 19.2% in 2016). On the other hand, in 2016 the share of exports to Asia decreased by 1.9% (from 27.6% in 2015 to 25.8% in 2016).

Following the downward trend recorded in exports and imports of goods in the first three quarters of 2015, from the fourth quarter of 2015 to the fourth quarter of 2016, imports and exports were on an upward trend. Following a decrease of 0.3% in the first quarter of 2016, in the second, third and fourth quarters of 2016, exports of goods (in U.S. dollars at current prices) grew by 1.8%, 0.8% and 1.7%, respectively. This upward trend stopped in the first quarter of 2017, as exports of goods were almost unchanged compared to the level of exports of goods in the fourth quarter of 2016. In the second and third quarters of 2017, exports of goods declined by 0.2% and 2.4%, respectively. Imports of goods (in U.S. dollars at current prices) increased by 1.1%, 4.5%, 0.8% and 1.9% in the first, second, third and fourth quarters of 2016, respectively, but decreased by 0.7% and 0.4% in the first and second quarters of 2017, respectively. In the third quarter of 2017, the imports of goods (in U.S. dollars at current prices) increased by 4.1%.

The growth of imports since 2013 has been limited due to the local production of natural gas, which has offset the imports of certain energy-related products, and the decline in the commodities’ prices, in particular, energy prices.

On March 30, 2013, natural gas production at the Tamar reservoir began. The gas flowing from Tamar is being used mainly for domestic electricity production and has led to a significant decrease in energy-related imports. Following the beginning of gas production from Tamar, there were appreciation pressures on the NIS, leading the Bank of Israel to intervene in the foreign exchange market for the first time since 2011. Since the intervention, the Bank of Israel has purchased a total of $11.54 billion in foreign currency within the framework of the gas plan, including $3.5 billion during 2014, $3.1 billion during 2015, $1.8 billion during 2016, and $1.5 billion in the first eleven months of 2017. In November 2017, the Bank of Israel projected that the overall effect of natural gas production on the balance of payments in 2018 would be $1.5 billion, and the Bank of Israel announced that it would purchase foreign currency during 2018 accordingly. The Bank of Israel intends to continue such purchases of foreign currency until Israel’s sovereign wealth fund becomes operational, which is anticipated in 2020 (subject to legislative review by the Knesset).

During 2014, the Bank of Israel had unplanned purchases of $3.5 billion in foreign currency. During 2015, the Bank of Israel had unplanned purchases of $5.7 billion, bringing foreign currency purchases to $8.8 billion in 2015. During 2016, the Bank of Israel had unplanned purchases of $4.2 billion, bringing foreign currency purchases to $6.0 billion in 2016. In the first half of 2017, the Bank of Israel had unplanned purchases of $5.0 billion. From July to November 2017, there were no unplanned purchases other than purchases within the framework of the gas plan, as the appreciation pressure on the NIS eased.

Israel is a party to free trade agreements with its major trading partners, and it is one of the few nations that has signed free trade agreements with both the United States and the EU.

Fiscal Policy

The budget deficit amounted to 2.1% of GDP in each of 2015 and 2016, below the budget deficit target of 2.9% of GDP for these years. Since 2009, the budget deficit has been on a declining path, with the exception of 2012. In 2009, the budget deficit amounted to 4.8% of GDP, due to a decrease in tax revenues resulting from the global financial crisis (the 2009 budget deficit target was set at 6%); 3.5% of GDP in 2010 (the 2010 budget deficit target was set at 5.5%); 3.1% in 2011 (the 2011 budget deficit target was set at 3.0%); 3.9% in 2012 (the 2012 budget deficit target was set at 2.0%); 3.1% in 2013 (the 2013 budget deficit target was set at 4.3%); 2.7% in 2014 (the 2014 budget deficit target was set at 3.0%); and 2.1% in each of 2015 and 2016 (the 2015 and 2016 budget deficit targets were set at 2.9%). Pursuant to recent legislation, the budget deficit target is set at 2.9% of GDP for 2017 and 2018.

In accordance with the Government’s long-term fiscal policy, the Knesset revised the government expenditure ceiling set forth in the Expenditure Law (as defined in “Public Finance — Fiscal Framework,” in the Annual Report for 2016). The revision modified the formula used to calculate the annual budget, beginning with the 2015 − 2016 budget. Under the modified formula, the expenditure ceiling is calculated based on the average population growth rate in the three years prior to the submission of the Expenditure Law, plus the ratio of the medium-term debt target (50%) to the current debt-to-GDP ratio. The modified formula is based on the three-year average population growth rate in order to ensure a consistent increase in expenditure per capita.

Inflation and Monetary Policy

The inflation rate over the last decade (2006 − 2016) was near the middle of the Government’s target range (1% − 3%) and stood at approximately 1.8% annually on average. The changes in the CPI reflect a rise in the prices of commodities, housing, and agricultural products. Measured at year-end, the CPI rose by 2.7% in 2010, 2.2% in 2011, 1.6% in 2012 and 1.8% in 2013. In 2014, the CPI decreased by 0.2%. Since June 2014, the inflation rate has been below the lower end of the Government’s target range and from September 2014 to December 2016, the inflation rate was negative. In 2015, the CPI decreased by 1.0%. In 2016, the CPI decreased by 0.2%. Since the beginning of 2017, the inflation rate has mostly been positive but still below the lower bound of the target range. The CPI increased by 0.3% during the twelve-month period ending November 30, 2017.

Because of the slowdown in the Israeli and global economies, the Bank of Israel lowered its key interest rate to 0.5% in the middle of 2009. As Israel’s economy recovered and continued to grow, the Bank of Israel began to gradually increase its key interest rate until it peaked at 3.25% in June 2011. The Bank of Israel then repeatedly reduced its key interest rate by 0.25%, beginning in September 2011. In May 2013, the Bank of Israel announced that it would further reduce the interest rate by 0.5%, to 1.25%. In March 2014, the Bank of Israel reduced its key interest rate to 0.75%. In August and September 2014, the Bank of Israel reduced its key interest rate twice, each time by 0.25%, to 0.25%. In March 2015, the Bank made another interest rate cut, lowering its key interest rate to 0.1%. The last interest rate cuts were made primarily because of the appreciation of the NIS. The real interest rate averaged -0.2%, -0.6%, -0.5% and -0.1% in 2013, 2014, 2015 and 2016, respectively, after two years of positive real interest rates of 0.2% and 0.1% in 2011 and 2012, respectively. In 2009 and 2010, the real interest rate was negative (-1.0% and -1.2%, respectively). As of November 2017, the real interest rate, less inflation expectations, was -0.2%.

In recent years, Israel has been active in the global sovereign debt markets. In March 2009, Israel issued in the global markets an aggregate $1.5 billion principal amount of 5.125% bonds due 2019. In March 2010, Israel issued in the Euro market an aggregate €1.5 billion ($2.07 billion) principal amount of 4.625% bonds due 2020. In January 2012, Israel issued in the global markets an aggregate $1.5 billion principal amount of 4% bonds due 2022. In January 2013, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 3.15% bonds due 2023 and an aggregate $1 billion principal amount of 4.50% bonds due 2043. In January 2014, Israel issued in the Euro market an aggregate €1.5 billion ($2.05 billion) principal amount of 2.875% bonds due 2024. In March 2016, the Government issued $1.5 billion in the global markets, consisting of an aggregate of $1 billion principal amount of 2.875% bonds due March 2026 and $500 million principal amount of 4.50% bonds due January 2043; the 2043 bonds were a further issuance of the 4.50% bonds due 2043, which were issued on January 31, 2013. In October 2016, Israel issued $200 million in the global markets, consisting of 4.50% bonds due 2043; the bonds were a further issuance of the 4.50% bonds due 2043, which were issued on January 31, 2013 and reissued in March 2016. In January 2017, Israel completed a dual-tranche issuance in the Euro market, issuing an aggregate €1.5 billion principal amount of 1.5% bonds due 2027 and an aggregate €750 million principal amount of 2.375% bonds due 2037.

The NIS/USD exchange rate saw an appreciation of the NIS between the second half of 2012 and the end of July 2014, averaging 3.61 for 2013 and 3.48 for the first half of 2014 (compared to 3.86 in 2012). On July 31, 2012, December 31, 2012, July 31, 2013 and December 31, 2013, the NIS/USD exchange rate stood at 3.997, 3.733, 3.566 and 3.471, respectively. On July 24, 2014, the NIS/USD exchange rate stood at its lowest rate since July 2011, slightly above 3.4. In light of this appreciation, the Bank of Israel made two interest rate cuts in August and September 2014, as discussed above. In the second half of 2014, the NIS/USD exchange rate saw a depreciation of the NIS, as the rate increased from slightly above 3.4 on July 24, 2014 to slightly below 4.0 as of December 31, 2014. The depreciation trend of the NIS relative to the USD continued into the first months of 2015; in March and April 2015, the exchange rate was occasionally higher than 4.0. Between May 2015 and July 2015, the NIS appreciated relative to the USD, and the exchange rate stood at 3.783 as of July 31, 2015. Between July 31, 2015 and December, 31 2015, the NIS gradually depreciated relative to the USD, reaching 3.902 at the end of 2015 and 3.983 on January 20, 2016. Since then, the NIS has appreciated to 3.746 on May 2, 2016 but depreciated again to 3.90 on June 27, 2016. The NIS appreciated again during the third quarter of 2016, standing at 3.746 on September 27, 2016 but, in the fourth quarter of 2016, the NIS depreciated again reaching 3.876 and 3.867 on November 24, 2016 and December 19, 2016, respectively. At 2016 year-end, the NIS/USD exchange rate was 3.845. During the first six months of 2017, the NIS gradually appreciated relative to the USD, reaching 3.496 on June 30, 2017. During July and August of 2017, the NIS slightly depreciated relative to the USD, reaching 3.628 as of August 16, 2017. Since then, the NIS has appreciated relative to the USD, reaching 3.467 NIS per USD as of December 29, 2017, the lowest level since August 2014. From the beginning of 2015 to the end of November 2015, the NIS appreciated relative to the Euro, mainly due to the Quantitative Easing in the “eurozone”. The Euro/NIS exchange rate reached its lowest level since 2002 at the beginning of March 2017; in the second and third quarters of 2017, the Euro appreciated relative to NIS, and at the end of August 2017 reached its highest level since the middle of 2016. Since September 2017 and during the fourth quarter of 2017, the Euro depreciated relative to NIS, reaching 4.153 NIS per EUR as of December 29, 2017.

In response to a sharp appreciation of the NIS that began in 2008 and continued until mid-2011, the Bank of Israel initiated a two-year policy of daily purchases of foreign currency. In August 2009, the Bank of Israel announced that it would terminate its daily purchasing of foreign currency but planned to continue purchasing such currency when it deems advisable. Between August 2011 and April 2013, the Bank of Israel did not make substantial foreign currency purchases. In May 2013, the Bank of Israel announced its plan to resume purchasing foreign currency to counteract the adverse effects of natural gas production from the Tamar reservoir, which began operating in late March 2013, on the balance of payments. Appreciation pressures on the NIS began following the commencement of production from the Tamar reservoir. The Bank of Israel’s intervention in the foreign exchange market, for the first time since 2011, was intended to offset the appreciation pressure on the NIS resulting from the increased domestic production of natural gas, in order to avoid the phenomenon known as “Dutch disease”, which could negatively impact the Israeli economy. The Bank of Israel purchased $2.1 billion by the end of 2013 and another $3.5 billion in planned purchases during 2014. The Bank of Israel also purchased $3.5 billion in unplanned purchases during 2014. During 2015, the Bank of Israel purchased $3.1 billion in planned purchases, as it announced in December 2014, and purchased another $5.7 billion in unplanned purchases. During 2016, the Bank of Israel purchased $1.8 billion in planned purchases, as it announced in November 2015, as well as another $4.2 billion in unplanned purchases. In the first eleven months of 2017, the Bank of Israel purchased $6.5 billion in foreign currency, including $1.5 billion in the context of the gas plan. Since the Bank of Israel’s intervention in the foreign exchange market, the Bank of Israel has purchased a total of $12.0 billion in foreign currency within the framework of the gas plan. In November 2017, the Bank of Israel projected that the overall effect of natural gas production on the balance of payments in 2018 would be $1.5 billion and announced that it would purchase foreign currency during 2018 accordingly.

At the end of 2012 and 2013, official reserves stood at $75.9 billion and $81.8 billion, respectively. Due to the resumed purchases of foreign currency by the Bank of Israel, the official reserves increased to $86.1 billion as of the end of 2014 and $90.6 billion as of the end of 2015. The official reserves increased further, amounting to $98.4 billion as of the end of 2016. As of the end of November 2017, the official reserves stood at $112.08 billion.

Labor Market

The rate of unemployment dropped to 4.8% in 2016, compared to 5.3% in 2015, reflecting a significant decrease compared to 5.9% in 2014, 6.2% in 2013 and 6.9% in 2012. The unemployment rate continued its downward trend in the first eleven months of 2017, reaching 4.3% in November 2017. The participation rate increased from 62.6% at the beginning of 2012 to 64.2% in the fourth quarter of 2014. In 2015 and 2016, the participation rate was stable at 64.1%, slightly lower than the 2014 rate. As of November 2017, the participation rate decreased slightly to 63.8%. Due to the high participation rate, low unemployment rate and the incremental rise in minimum wages, the growth rate of wages has significantly accelerated since the beginning of 2015.

Capital Markets

The Tel-Aviv Stock Exchange (the “TASE”) is Israel’s sole stock exchange, and the Tel-Aviv 125 (“TA-125”) (formerly the TA-100) and Tel-Aviv 35 (“TA-35”) (formerly the T-25) are its main indices and primary indicators of the stock price performance of Israel’s public companies. The TA-100 and TA-25 measured the 100 and 25 companies, respectively, with the highest market capitalization listed on the TASE. The TASE is highly correlated with major stock markets in developed countries. The global financial crisis and overall weakening in global growth starting in 2008 have affected Israel’s public companies. The TA-100 fell by 51.1% in 2008 but recovered in 2009 and 2010, rising by 88.8% and 14.9%, respectively. In 2011, the TA-100 fell by 20.1% and the TA-25 fell by 18.2%. The TASE partially recovered in 2012, with the TA-100 and TA-25 rising by 7.2% and 9.2%, respectively. This recovery continued into 2013 as the TA-100 and TA-25 increased by 15.1% and 12.1%, respectively. During 2014, the TA-100 and TA-25 increased by 6.7% and 10.2%, respectively, and in 2015 the TASE continued its upward trend, as the TA-100 and TA-25 rose by 2.0% and 4.4%, respectively. During 2016, the TA-100 and TA-25 decreased by 2.5% and 3.8%, respectively. In February 2017, the TASE introduced changes to the TA-100 and TA-25 indices, which were renamed the TA-125 and TA-35, respectively, and now measure the 125 and 35 companies, respectively, with the highest market capitalization listed on the TASE. During 2017, the TA-125 and TA-35 trended upward, mainly in the second half of 2017, as those indices increased by 6.4% and 2.7% in 2017, respectively.

In light of the 9.8% appreciation of the NIS against the USD during 2017, the TA-35 increased by 13.8% in USD terms and 2.7% in nominal terms over the course of 2017. The value of the public portfolio of financial assets (a weighted average of the public’s holdings of financial assets and deposits, in Israel and abroad) increased by 8.9% and 6.9% during 2013 and 2014, respectively. In 2015 and 2016, the value of the public portfolio of financial assets increased further by 4.3% and 3.6%, respectively. According to the Bank of Israel’s estimate, the value of the public portfolio of financial assets increased 2.4% in the first ten months of 2017. In provident funds in 2013, there was a net inflow of assets under management of NIS 2.757 billion. In 2014, there was a net inflow of NIS 5.370 billion. In 2015, there was a net inflow of NIS 8.242 billion. In 2016, there was a net inflow of NIS 11.181 billion. For the first ten months of 2017, there was an additional net inflow of NIS 16.113 billion.

The Bank of Israel, together with governmental authorities and regulators, monitors Israeli banks and financial institutions on an ongoing basis, supervising the banking system’s conditions and operations as a whole. In addition, the Bank of Israel cooperates with the Ministry of Finance and the Israel Securities Authority to achieve comprehensive regulation and supervision of Israel’s financial markets, to ensure coordination among the various entities in the financial sector and to set policies and measures that will be implemented and enforced with respect to such entities.

The Bank of Israel and the Ministry of Finance took several measures in 2011, and again in 2017, to assist in facilitating the achievement of monetary and foreign exchange policy goals, which include increasing transparency and investor confidence, improving analytical abilities with respect to transactions in the foreign exchange market, and reducing short-term investments by foreign investors (see “Foreign Exchange Controls and International Reserves” in the Annual Report for 2016).

Political Situation

The State of Israel was established in 1948. Israel is a parliamentary democracy, with governmental powers divided among separate legislative, executive and judicial branches. Israel has no formal written constitution, but rather a set of basic laws that are granted special status, enabling judicial review by the Israeli Supreme Court. Israel’s constitutional jurisprudence is also grounded in judicial decisions and in the State’s Declaration of Independence. The President of Israel is the Head of State. The presidency is largely an apolitical, figurehead role, with the real executive power in the hands of the Prime Minister. The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by universal suffrage under a system of proportional representation (see “State of Israel — Form of Government and Political Parties,” in the Annual Report for 2016). Israel signed peace treaties with Egypt in 1979 and with Jordan in 1994, but past efforts to achieve peace with Syria, Lebanon and the Palestinians have yet to bear fruit. Relations between Israel and the Palestinian Authority continue to be based on existing agreements.

In 2005, Israel withdrew completely from the Gaza Strip (“Gaza”), dismantling all Israeli communities in Gaza and all of its military bases there, as well as four Israeli settlements in the northern West Bank (see “State of Israel — International Relations,” in the Annual Report for 2016).

In the summer of 2006, Israel was engaged in a war with Hezbollah, a terror organization based in Lebanon. In June 2007, Hamas, a terror organization, assumed control over Gaza. In December 2008, in response to Hamas’s firing into Israel an increasing number of rockets from Gaza, Israel commenced Operation Cast Lead in Gaza with the goal of suppressing the rocket fire. The operation concluded in January 2009, contributing to relative calm from 2009 into 2011. Operation Cast Lead did not materially affect the Israeli economy. From 2011 into 2012, Hamas resumed and substantially increased its rocket attacks from Gaza, including for the first time using rockets that have the capability of reaching Tel Aviv and Jerusalem. In response, in November 2012, Israel launched Operation Pillar of Defense, a military campaign against terrorist targets in Gaza. Operation Pillar of Defense lasted eight days. In response to Hamas firing rockets from Gaza into Israel in the summer of 2014, in July 2014, Israel took defensive military action and commenced Operation Protective Edge with the goal of suppressing the rocket fire, some of which reached Israeli cities and towns almost 100 kilometers away from Gaza. The operation ended in August 2014.

Having been at a standstill since 2009 (despite a brief round of talks beginning in September 2010), Israeli-Palestinian peace negotiations were again initiated, under the auspices of the U.S. Secretary of State, in July 2013. Progress was made but, before the last phase of implementation of a prisoner release by Israel for which Government approval was imminent, the Palestinian Authority breached its commitments and submitted requests to accede to fifteen international conventions. While the talks were suspended, the Palestinians announced a unity pact between Fatah and Hamas, which would lead to a so-called national consensus government. Incorporating Hamas into the Palestinian government, under one guise or another, is unacceptable to Israel as long as Hamas rejects the three benchmarks of the International Quartet (namely, recognizing Israel, accepting existing Israeli-Palestinian agreements, and renouncing violence). Although Israel has expressed its willingness to negotiate without preconditions with Palestinian partners who accept the Quartet’s conditions, Hamas still refuses to do so, leaving negotiations at an impasse. However, improvements have been made in economic and security cooperation with the Palestinian Authority.

In September 2011, the Palestinian Authority filed an application for membership with the United Nations. In November 2012, the General Assembly upgraded the Palestinian Authority’s status in the United Nations from a “non-member observer entity” to a “non-member observer state.”

Beginning in October 2015, there was an increase in acts of violence against Israelis, mostly by individual Palestinians using knives or cars as weapons. This wave of violence was welcomed and encouraged by Hamas and, at first, also by the Palestinian Authority. The Palestinian Authority has, however, continued its security cooperation with Israel and has, in general, become more cautious in expressing encouragement for violence. The overall level of violence has declined, although with occasional renewed flare-ups.

In December 2017, the President of the United States recognized Jerusalem as the capital of the State of Israel and announced plans to relocate the U.S. embassy from Tel Aviv to Jerusalem. The full extent of the implications of the U.S. President’s announcements on Israel, the surrounding region and the international community is uncertain.

Since January 2011, there has been political instability and civil unrest in numerous Middle East and North African countries, including Bahrain, Libya, Egypt, Tunisia, Yemen and Syria. This unrest has resulted in the removal of long-standing leadership in several of the aforementioned countries and created turbulent political situations in others. As Israel is situated in this region, it closely monitors these events, aiming to protect its economic, political and security interests. The delicate relations between Israel and its neighbors could become even more fragile with the domestic turmoil and change in regimes. Instability in the Middle East and North Africa region have not so far materially affected Israel’s financial or political situation, and countries who have signed peace agreements with Israel have remained committed to them, regardless of internal political developments. Nevertheless, there can be no assurance that such instability in the region will not escalate in the future, such instability will not spread to additional countries in the region, current or new governments in the region will be successful in maintaining domestic order and stability, or Israel’s economic or political situation will not thereby be affected. This uncertainty is highlighted by the growing military presence of Iran and Hezbollah in Syria.

Israel monitors very closely the situation in Syria, in which many dangerous forces operate. The direct threat to Israel from the Syrian military has diminished. Nevertheless, Israel remains vigilant regarding the security challenges posed by its shared border with Syria, possible transfers of strategic weapons (including chemical and biological weapons), and the possibility that the ongoing civil war will devolve into a state of anarchy.

Fundamentalist regimes such as Iran present a deep concern for the international community and especially for states in the region. Since 2011, the prospect of a nuclear Iran has been at the center of international geopolitical discourse. The comprehensive agreement between the P5+1 group and Iran that was reached in July 2015 (Joint Comprehensive Plan of Action or “JCPOA”) conditions international economic sanctions relief, mainly United States and EU sanctions, on Iranian nuclear capabilities reduction and supervision by the International Atomic Energy Agency. With the economic sanctions relief, the primary United States sanctions and other types of sanctions (for non-nuclear activities, such as missiles and terror), will remain in place. There is evidence that Iran continues to violate United Nations Security Council resolutions, so far with limited success of deterrence by the international community.

The military buildup of Hezbollah with more sophisticated weapons that have greater accuracy and longer ranges is one of Israel’s main concerns. Iran, Hezbollah’s main sponsor, has increased its support to Hezbollah since signing the JCPOA, specifically by supplying weapons and parts, know-how, money and training.

Since the signing of the Camp David Accords in 1979, peace with Egypt has been important to Israel’s national security. Following the ousting of Egyptian President Hosni Mubarak in 2011, the relationship between Egypt and Israel has been strained, but the election of President Al-Sisi has been accompanied by reassuring statements regarding common interests. Israel does not perceive a material change in the strategic stance of Egypt, and the peace treaty between the two states remains in force.

Privatization

Historically, the Government has been involved in nearly all sectors of the Israeli economy. In the past several decades, privatization has been an essential element of the broader market reforms initiated by the Government, which aim to promote the growth of the private sector, mainly by enhancing competition. Israel has made substantial progress in recent years, resulting in the privatization of many enterprises owned by the State and the reduction of State subsidization of business enterprises. In total, between 1986 and 2016, 100 Government Companies (as defined in “Role of the State in the Economy,” in the Annual Report for 2016) became partially or fully private. The proceeds stemming from these privatizations totaled $14.4 billion. In 2010, privatization proceeds amounted to NIS 4.5 billion (approximately $1.2 billion), partly as a result of the privatization of the State’s interest in two of the five major banks in Israel — Israel’s entire remaining stake in Israel Discount Bank Ltd. and 5% of the outstanding equity securities of Bank Leumi Le-Israel Ltd. On June 9, 2014, the Finance Committee of the Knesset approved the Government’s request to sell its remaining stake in Bank Leumi over the following year. The Government did not exercise its right to sell its remaining stake in Bank Leumi, and the Knesset’s approval expired on June 9, 2015. Currently, the Government holds approximately 6.03% of Bank Leumi’s outstanding equity securities. The Government plans to continue with the process of privatizing its interests in financial institutions, as well as State-owned land, seaports, the Postal Authority, energy and transportation utilities and parts of the defense industry (see “The Economy — Role of the State in the Economy,” in the Annual Report for 2016).

Loan Guarantee Program

In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program by an additional year. In 2005, the United States approved Israel’s request to extend the $9 billion program for two more years; in 2006, this program was extended again through U.S. fiscal year 2011 (with an option to carry forward unused guarantee amounts for an additional year); and in 2012, the program was extended again through 2016. On October 24, 2012, the United States and Israel entered into an agreement establishing a new framework for administering the extended program. A further extension of the program was signed into law by the President of the United States on December 18, 2015. The new law extends the program until September 30, 2019 (with an option to carry forward unused guarantee amounts for an additional year) and allows the United States to provide access to up to $3.8 billion in future loan guarantees as part of the $9 billion commitment made in 2003.

The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt. Under the $9 billion loan guarantee program, between September 2003 and November 2004 Israel issued guaranteed notes totaling $4.1 billion face value. Israel has not issued any notes under the loan guarantee program since November 2004, and up to $3.8 billion of U.S. loan guarantees (subject to the reductions described above) remains available.

Selected Economic Indicators
(In Billions of NIS Unless Otherwise Noted)

	2012	2013	2014	2015	2016
Main Indicators
GDP (at constant 2015 prices)	1,050.5	1,094.7	1,132.8	1,162.5	1,208.6
Real GDP growth	2.2%	4.2%	3.5%	2.6%	4.0%
GDP per capita (at constant 2015 prices)	132,857	135,885	137,938	138,775	141,464
GDP per capita, percentage change	0.3%	2.3%	1.5%	0.6%	1.9%
Inflation (change in CPI − annual average)	1.7%	1.5%	0.5%	-0.6%	-0.5%
Industrial production	4.0%	0.5%	1.2%	2.2%	1.7%
Business sector product (at constant 2015 prices)	774.4	811.4	840.0	862.4	899.1
Permanent average population (thousands)	7,907	8,056	8,212	8,377	8,543
Unemployment rate(1)	6.9%	6.2%	5.9%	5.3%	4.8%
Foreign direct investment (net inflows, in billions of dollars)	9.0	11.8	6.0	11.3	11.9

Trade Data
Exports (F.O.B) of goods and services
(NIS, at constant 2015 prices)	354.9	366.6	373.5	363.5	372.8
Imports (F.O.B) of goods and services
(NIS, at constant 2015 prices)	317.4	316.8	329.5	328.5	359.4

Government Debt(2)
Total gross government debt (at end-of-year current prices)(3)	666.8	696.3	715.8	726.7	740.8
Total gross government debt as percentage of GDP	67.1%	65.7%	64.9%	62.5%	60.7%

External Debt
External debt liabilities (in millions of dollars, at year end)	100,497	99,988	94,176	85,917	87,734
Net external debt (in millions of dollars, at year end)	-70,273	-84,105	-103,093	-122,161	-133,746

Revenues and Expenditures (net)
Revenues and grants	238.7	260.6	273.7	289.8	301.4
Expenditures	377.0	389.5	402.6	381.7	424.7
Expenditures other than capital expenditures	262.8	278.6	287.0	293.3	312.6
Development expenditures (including repayments of debt)	114.2	110.9	115.6	88.3	112.2
Repayments of debt	98.0	94.4	99.1	66.7	88.1

(1)	Reflects changes in the Central Bureau of Statistics’ labor survey methodology, resulting in higher values in the unemployment rate line items.

(2)	Government debt excluding local authorities’ debt.

(3)	Risk Management Dept., Debt Unit, Ministry of Finance.

Sources:  Central Bureau of Statistics, Bank of Israel and Ministry of Finance.